Graham Capital Management, L.P.
40 Highland Avenue
Rowayton, Connecticut 06853

November 7, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Robert F. Telewicz Jr.
Senior Staff Accountant

Re:	Graham Alternative Investment Fund I LLC (the “Fund”) Form 10-K for the fiscal year ended December 31, 2011 Filed March 15, 2011, File No. 000-53965

Ladies and Gentlemen:

On behalf of the Fund, I am writing this letter in my capacity as an officer of Graham Capital Management, L.P., the manager of the Fund (the “Manager”).  This letter responds to the Securities and Exchange Commission (the “Commission”) Staff’s comment letter dated October 24, 2012, (the “Letter”) to the Fund’s Form 10-K that was filed with the Commission on March 30, 2012.  For your convenience, the Staff’s comments are indicated in italics, followed by the response of the Manager.

1.	In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing.

The Fund is aware that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to call the undersigned at (203) 899-3491 with any questions.

Very truly yours,

/s/ Paul Sedlack

Paul Sedlack
Chief Executive Officer

cc:  Christopher Wells